UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated March 5, 2014: Star Bulk Carriers Corp. Reports Profits for the Fourth Quarter and the Year Ended December 31, 2013.

This report on Form 6-K, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-180674) and Form F-3 (File No. 333-191135) that were each filed with the U.S. Securities and Exchange Commission and each with an effective date of July 17, 2012 and November 12, 2013, respectively.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS PROFITS
FOR THE FOURTH QUARTER AND THE YEAR ENDED DECEMBER 31, 2013

ATHENS, GREECE, March 5, 2014 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the three months and the year ended December 31, 2013.

Adjusted net income for the fourth quarter of 2013 was $2.1 million compared to an adjusted net income of $0.3 million during the same quarter in 2012.

Adjusted net income for the year ended December 31, 2013 was $9.7 million compared to an adjusted net loss of $0.3 million during the year ended December 31, 2012.

Financial Highlights

(1)  Please see the section of this release entitled EBITDA and Adjusted EBITDA Reconciliation for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Spyros Capralos, President and Chief Executive Officer of Star Bulk, commented:

“2013 marks the radical transformation of Star Bulk. We successfully raised a total amount of $150 million of new equity in two transactions and strengthened our shareholder base with two major reputable institutional investors, namely Oaktree Capital Management and Monarch Alternative Capital. The equity proceeds were used for ordering eleven eco, fuel efficient newbuilding vessels at quality Japanese and Chinese yards, which will be delivered in 2015 and early 2016. We have achieved advantageous prices and terms, as those orders were placed before prices started to increase by at least 15%.

In addition, we acquired four modern second-hand vessels, also below today’s market prices and secured bank financing for all four of them.

We have also increased our third party dry bulk vessels under management to 14, which assists us to achieve economies of scale and further synergies.

Star Bulk returned to profitability, after two consecutive loss making years and, more importantly generated $11.4 million of free cash flow, through its operations. We believe that our company is now well positioned to take advantage of the improving dry bulk market, as we have repositioned our fleet towards the larger vessel sizes.

We remain optimistic regarding the fundamental dynamics of the dry bulk industry, as we expect the interplay of contained vessel supply and resilient dry bulk commodity demand growth, to enhance the earnings power of our larger, diverse and competitive asset base.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented:

“In the fourth quarter of 2013, we generated $2.1 million of adjusted net income, or $0.07 per basic and diluted share, which is above street consensus. For the 12 months of 2013, our adjusted net income was $9.7 million, or $0.69 per basic and diluted share.

We have reduced our average daily operating expenses per vessel to $5,392, versus $5,730 during the fourth quarter, or 6% y-o-y. Our efforts to improve efficiency without compromising on safety and quality, have yielded tangible results once more, as we increased our fleet utilization ratio to 98.3% for the fourth quarter of 2013 versus 97.4% for the respective period in 2012.

We recently announced the signing of two bareboat hire purchase agreements for two high – quality, fuel efficient, 208,000 dwt, Newcastlemax vessels, with expected deliveries in late 2015 and early 2016. These 10-year bareboat agreements in practice equate to competitive debt financing equal to the 80% of the contract cost of the vessels. Overall, this year we have disposed one of our oldest Capesize vessels, ordered 11 fuel-efficient newbuildings, and acquired 4 modern second hand vessels, two of which with long term time charters attached. As of today, we have an owned fleet of 28 vessels on a fully delivered basis.

On the financing side, we are pleased to see both existing and new lenders demonstrating their solid support of our expansion plans and our business strategy. Our two new loan agreements with HSH Nordbank and Deutsche Bank, for the financing of the 4 second hand vessels we recently acquired, will provide us with a total amount of $74 million in new debt, at competitive terms.

As of today our total cash stands at $54 million, inclusive of our committed $39.0 million loan facility with Deutsche Bank. Our current debt stands at $260 million, implying a net debt position of $206 million. Up to now we have paid $79.3 million in the form of advances for our 11 newbuilding vessels. We do not have any capex requirements for the remaining of 2014, which provides us with flexibility in managing our cash flows and overall liquidity. Assuming 60% debt financing on the delivery of our newbuilding vessels, our remaining equity capex for 2015 stands at $77 million and for 2016 at $15 million.”

Owned Fleet Profile (As of March 5, 2014)

Vessel Name	Type	DWT	Year Built
Star Aurora	Capesize	171,199	2000
Star Big	Capesize	168,404	1996
Star Borealis	Capesize	179,678	2011
Star Mega	Capesize	170,631	1994
Star Polaris	Capesize	179,600	2011
Star Vega	Post panamax	98,681	2011
Star Challenger	Ultramax	61,462	2012
Star Fighter	Ultramax	61,455	2013
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003
Total	16	1,512,254
Vessels to be delivered
Star Sirius	Post panamax	98,681	2011
Total	1	98,681

Newbuildings
Vessel Name	Type	DWT	Expected Delivery Date
Hull 1372	Newcastlemax	208,000	November 2015
Hull 1342	Newcastlemax	208,000	January 2016
Hull 1371	Newcastlemax	208,000	February 2016
Hull NE 198	Newcastlemax	209,000	March 2016
Hull 1343	Newcastlemax	208,000	April 2016
Hull 1338	Capesize	180,000	October 2015
Hull 1339	Capesize	180,000	January 2016
Hull 5040	Ultramax	60,000	June 2015
Hull 5043	Ultramax	60,000	September 2015
Hull NE 196	Ultramax	61,000	October 2015
Hull NE 197	Ultramax	61,000	November 2015
Total	11	1,643,000

Total Owned Vessels	28	3,253,935

Third Party Vessels Under Management (As of March 5, 2014)

Recent Developments

•

On January 24, 2014, we entered into two agreements to acquire from Glocal Maritime Ltd, or “Glocal”, an unaffiliated third party, two 98,681 dwt Post panamax vessels, GL Qushan (renamed Star Vega) and GL Daishan (to be renamed Star Sirius) built in 2011, for an aggregate purchase price of $60.0 million to be time chartered back to Glocal, upon their deliveries, for a gross daily rate of $15,000 less brokerage commission of 1.25% for a time charter period between 29 to 33 months and 28 to 32 months respectively. The vessel Star Vega was delivered to us on February 13, 2014 and entered into Glocal’s service and the vessel Star Sirius is expected to be delivered to us in early March 2014.

•

On January 27, 2014 we executed a commitment letter with Deutsche Bank AG for a new senior secured credit facility of up to $39.0 million, to be used to partially finance the acquisition of the two Post Panamax vessels Star Sirius and Star Vega.

•

On February 11, 2014, the total amount of $35.0 million under our loan facility with HSH Nordbank AG, signed in December 2013, was drawn down.

•

On February 17, 2014, we entered as Charterers into a Bareboat Agreement (“BB Agreement”) with CSSC (Hong Kong) Shipping Company Limited (CSSC), an affiliate of Shanghai Waigaoqiao Shipbuilding Co. Ltd of China (“SWS”) in which it was agreed to bareboat charter for a period of 10 years, two 208,000 dwt Newcastlemax dry bulk vessels under Hull No 1372 and 1371 (the “CSSC Vessels”) to be built by SWS. The CSSC vessels, are expected to be delivered to CSSC by SWS in November 2015 and February 2016,respectively, upon which time they will enter into the Company’s service against a monthly hire for each CSSC vessel ranging from $371,000 to $410,800 plus Libor Under the terms of the Bareboat Charters, Star Bulk is required to pay CSSC $11.8 million and $11.3 million, representing the 20% of the construction price of $59.0 million for Hull 1372 and $56.5 million for Hull 1371, respectively (collectively “Construction Prices”). The upfront hires for each CSSC Vessel will be paid in two equal installments for each CSSC vessel, the first of which shall be due shortly and the second installment shall be due upon the completion of the steel-cutting stage of the construction of each CSSC Vessel. Furthermore, Star Bulk has options to purchase the CSSC Vessels at any time, which are exercisable monthly, against a predetermined, amortizing balance payment whilst it has a respective obligation at the expiration of the bareboat term. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, Star Bulk will own the CSSC Vessels.

Fourth Quarter 2013 and 2012 Results (*)

For the fourth quarter of 2013, total voyage revenues amounted to $15.7 million compared to $17.7 million for the fourth quarter of 2012. This decrease was mainly attributed to the lower charter rates for some of our vessels compared to the fourth quarter of 2012, and to the sale of the Star Sigma in March 2013. Revenues from the management of third party vessels amounted to $0.7 million in the fourth quarter of 2013, versus $0.3 million in the fourth quarter of 2012, due to the increase in the average number of third party vessels under our management to 10.0 vessels in the fourth quarter of 2013 from 3.9 vessels in the fourth quarter of 2012.

For the fourth quarter of 2013, operating income amounted to $1.3 million compared to operating income of $0.4 million for the fourth quarter of 2012. Net income for the fourth quarter of 2013 amounted to $0.05 million or earnings of $0.002 per basic and diluted share, based on 28,286,004 and 28,488,902 weighted average number of shares, respectively. Net loss for the fourth quarter of 2012 amounted to $1.4 million, or $0.26 per share calculated on 5,400,813 weighted average number of basic and diluted shares.

Net income for the fourth quarter of 2013 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.06 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.4 million, or $0.02, per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized gain of $0.03 million, or $0.001 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

Excluding these non-cash items, net income for the fourth quarter of 2013 would amount to $2.1 million, or $0.07 per basic and diluted share, based on 28,286,004 and 28,488,902 weighted average number of basic and diluted shares, respectively.

Net loss for the fourth quarter of 2012 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.30 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.1 million, or $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

Excluding these non-cash items, net income for the fourth quarter of 2012 would amount to $0.3 million, or $0.05 per basic and diluted share, based on 5,400,813 weighted average number of basic and diluted shares.

Adjusted EBITDA for the fourth quarter of 2013 and 2012, excluding the above items, was $7.4 million and $6.3 million, respectively, increased by 16.6%. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below under the heading EBITDA and Adjusted EBITDA Reconciliation.

We owned and operated an average of 13.2 and 14.0 vessels during the fourth quarter of 2013 and 2012, respectively, which earned an average Time Charter Equivalent, or TCE, rate of $14,467 per day and $14,969 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for information regarding our calculation of TCE rates.

For the fourth quarter of 2013, voyage expenses decreased by $1.5 million to $0.7 million compared to $2.1 million for the fourth quarter of 2012.The decrease is attributable to the fact that during the fourth quarter of 2013 none of our vessels were under voyage charter agreement while during the fourth quarter of 2012 one of our vessels was under voyage charter agreement for 88 days. Under voyage charter agreements, we are responsible for all voyage costs, as opposed to time charter agreements where these are paid by the charterer.

For the fourth quarter of 2013 vessel operating expenses totaled $6.6 million compared to $7.4 million for the fourth quarter of 2012. This translates into $5,392 daily operating expenses per vessel in the fourth quarter of 2013, versus $5,730 daily operating expenses per vessel in the fourth quarter of 2012, or a 6% reduction, demonstrating our commitment to further contain costs as we expand the fleet under management.

Dry-docking expenses for the fourth quarter of 2013 and 2012, amounted to $1.3 million and $2.7 million, respectively. During the fourth quarter of 2013, we had two Supramax vessels that underwent periodic dry-docking surveys while the same period in 2012, we had three Supramax vessels that underwent periodic dry-docking surveys.

Depreciation expense decreased to $4.0 million for the fourth quarter of 2013, compared to $4.3 million for the fourth quarter of 2012. The decrease was due to the lower average number of vessels of 13.2 during the fourth quarter of 2013 compared to 14.0 during the fourth quarter of 2012, due to the sale of the Star Sigma in March 2013.

General and administrative expenses during the fourth quarter of 2013 increased to $2.7 million compared to $2.0 million during the fourth quarter of 2012. This increase was due to higher stock based compensation expense by $0.4 million in fourth quarter of 2013 compared to the same period in 2012. It should be noted that in 2012, $1.3 million of stock based compensation expense negatively impacted the results of the first quarter of the year. In addition the average number of employees increased during the fourth quarter of 2013 compared to the same period in 2012, due to increase in average number of third party vessels under management from 3.9 vessels in the fourth quarter of 2012 to 10.0 vessels in the fourth quarter of 2013.

For the fourth quarter of 2013, other operational gain amounted to $0.5 million representing the payment of the installments due to us, under a previous settlement agreement for a commercial claim. For the fourth quarter of 2012, other operational gain totaled to $1.5 and mainly consisted of non-recurring revenue of $1.3 million in connection to the payment of the installments due to us, under settlement agreements for two commercial claims and a gain of $0.1 million regarding a gain from hull and machinery claim.

In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $0.5 million described in other operational gain above, during the fourth quarter of 2013, we incurred an expense of $0.2 million which is included under other operational loss. For the fourth quarter of 2012, other operational loss totaled $0.6 million, representing the expense incurred by us towards a third party, pursuant to the terms of the same agreement as described above. The expense of $0.6 million was incurred in connection to the settlement of two commercial claims in the amount of $1.3 million described above in other operational gain.

In June 2013, we entered into two interest rate swap agreements to fix forward our floating interest rate liabilities for the $70.0 million bilateral term loan facility with Credit Agricole CIB for the vessels Star Polaris and Star Borealis. The non-cash gain from the mark to market valuation of these swap agreements for the fourth quarter of 2013, amounted to $0.03 million and is included under gain on derivative instruments. During the fourth quarter of 2012 we had not entered into any derivative agreement and therefore no gain on derivative instruments was recorded.

For the fourth quarter of 2013 and 2012, interest and finance costs totaled $1.3 million and $1.8 million, respectively. The decrease is mainly attributable to the lower average outstanding debt during the fourth quarter of 2013 amounting to $191.8 million compared to $228.6 million for the fourth quarter of 2012 and to interest capitalized from general debt during the fourth quarter of 2013, amounting to $0.5 million, in relation to advances paid for nine of our newbuilidings, off-set by an increase in weighted average interest rates in fourth quarter of 2013 due to the amendment of our loan agreements, reached in December of 2012.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

Years ended December 31, 2013 and 2012 Results (*)

For the year ended December 31, 2013, total voyage revenues amounted to $68.3 million compared to $85.7 million for the year ended December 31, 2012. This decrease was mainly attributed to the lower charter rates for some of our vessels due to the decline in the dry bulk charter market and the lower average number of vessels during the year ended December 31, 2013 compared to the same period in 2012, due to the sale of the Star Ypsilon in February 2012 and Star Sigma in March 2013.

Revenues from the management of third party vessels amounted to $1.6 million for the year ended December 31, 2013, versus $0.5 million during the year ended December 31, 2012, a 234% increase, due to the increase in the average number of third party vessels under our management to 5.8 vessels during the year ended December 31, 2013 from 1.7 vessels during 2012.

For the year ended December 31, 2013, operating income amounted to $8.4 million compared to operating loss of $306.9 for the year ended December 31, 2012. Net income for the year ended December 31, 2013, amounted to $1.9 million, or $0.13 per basic and diluted share, based on 14,051,344 and 14,116,389 weighted average number of shares, respectively. Net loss for the year ended December 31, 2012, amounted to $314.5 million, or a loss of $58.32 per share calculated on 5,393,131 shares, which was the weighted average number of basic and diluted shares.

Net income for the year ended December 31, 2013, includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $6.4 million, or $0.45 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $1.5 million, or $0.11 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized gain of $0.1 million, or $0.01 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

Loss on sale of vessel of $0.1 million or $0.01 per basic and diluted share in connection with the sale of the Star Sigma, that concluded in March of 2013.

Excluding these non-cash items, net income for the year ended December 31, 2013 would amount to $9.7 million, or $0.69 per basic and diluted share, respectively, based on 14,051,344 and 14,116,389 weighted average number of basic and diluted shares, respectively.

Net loss for the year ended December 31, 2012, includes the following non-cash items:

•

Impairment loss of $303.2 million, or $56.22 per basic and diluted share, related to the total fleet of our eight Supramax vessels and to one of our Capesize vessels, Star Sigma. (sold in 2013)

•

Amortization of fair value of above market acquired time charters of $6.4 million, or $1.18 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $1.5 million, or $0.29 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized gain of $0.1 million, or $0.02 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

Loss on sale of vessel of $3.2 million or $0.59 per basic and diluted share in connection with the sale of the vessel Star Ypsilon, in February of 2012.

Excluding these non-cash items, net loss for the year ended December 31, 2012 would amount to $0.3 million, or $0.05 loss per basic and diluted share, based on 5,393,131 shares, which was the weighted average number of basic and diluted shares.

Adjusted EBITDA for the year ended December 31, 2013 and 2012, excluding the above items, was $32.3 million and $40.4 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 13.3 and 14.2 vessels during the year ended December 31, 2013 and 2012 respectively, earning an average TCE rate of $14,427 and $15,419 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Voyage expenses decreased to $7.5 million for the year ended December 31, 2013, compared to $19.6 million for the year ended December 31, 2012. The decrease is attributable to:

a)      voyage expenses of $4.1 million related to chartering-in third party vessels to serve shipments under a Contract of Affreightment (COA) recorded during year ended December 31, 2012, while there were no corresponding expenses during the year ended December 31,2013. The respective revenues earned from the COA during the year ended December 31, 2012, were $3.6 million.

b)    the decreased level of spot market activity during the year ended December 31, 2013 compared to the same period of 2012. Under voyage charter agreements all voyage costs are borne and paid by us, as opposed to time charter agreements where they are paid by the charterer.

For the year ended December 31 2013 vessel operating expenses totaled $27.1 million compared to $27.8 million for year ended December 31, 2012. The decrease was mainly due to lower average number of vessels during the year ended December 31, 2013 compared to the year ended December 31, 2012. Average number of vessels for the year ended December 31, 2013 and 2012 was 13.3 and 14.2, respectively.

For the year ended December 31, 2013, dry-docking expenses totaled $3.5 million compared to $5.7 million for the year ended December 31, 2012. During both years ended December 31, 2013 and 2012, we had one Capesize vessel and three Supramax vessels that underwent their scheduled periodic dry-docking surveys. The decrease is attributable mainly to the age of the vessels that underwent their periodic drydocking surveys.

Depreciation expense decreased to $16.1 million for the year ended December 31, 2013, compared to $33.0 million for the year ended December 31, 2012. The decrease was due to:

a)      the impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma, and the entire fleet of our eight Supramax vessels, which resulted in a further reduction in the net book value for the respective vessels.

b)

the lower average number of vessels of 13.3 during the year ended December 31, 2013 compared to 14.2 during the year ended December 31, 2012.

For the year ended December 31, 2013, general and administrative expenses totaled $9.9 million compared to $9.3 million for the year ended December 31, 2012.The general and administrative expenses slightly increased for the year ended December 31, 2013, due to the higher number of employees, compared to the year ended December 31, 2012, as a result of the growth of our managed fleet. The management fee income earned during the year ended December 31, 2013 and 2012 was $1.6 million and $0.5 million, respectively.

During the year ended December 31, 2012, we recorded an impairment loss of $303.2 million in the book value of our oldest Capesize vessel, Star Sigma, and the whole fleet of our eight Supramax vessels, in order for the carrying values of the respective vessels to reflect their fair market values. No impairment loss was recorded during the year ended December 31, 2013.

Gain on time charter agreement termination totaled $6.45 million for the year ended December 31, 2012, representing a cash payment of $5.73 million and fuel oil valued at $0.72 million received as compensation for the early redelivery of vessel the Star Sigma by its previous charterer. No gain on time charter agreement was recorded during the year ended December 31, 2013.

Other operational gain amounted to $3.8 million during the year ended December 31, 2013 and mainly consisted of non-recurring revenues of $0.3 million and $2.5 which represented the payment of installments due to us under settlement agreements for three commercial claims and a gain of $1.0 million regarding hull and machinery claims. Other operational gain amounting to $3.5 million during the year ended December 31, 2012, mainly consisted of non-recurring revenue of $0.2 million and $2.5 million, which represented the payment of the installments due to us under settlement agreements for two commercial claims and a gain of $0.8 million regarding a hull and machinery claim.

Other operational loss amounted to $1.1 million during the year ended December 31, 2013 representing the cash payment due by us to a third party pursuant to the terms of the agreement that was signed in September of 2010, to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. The expense of $1.1 million was incurred in connection to the settlement amount of $2.5 million described in other operational gain above. Other operational loss totaled $1.2 million during the year ended December 31, 2012, mainly consisted of $1.1 million regarding the payment made by us to a third party pursuant to the terms of the same agreement as described above. The payment of $1.1 million was made in connection to the settlement of a commercial claim in the amount of $2.5 million described in other operational gain.

For the year ended December 31, 2013, loss on sale of vessel of $0.1 million represents a loss on sale of the vessel Star Sigma that concluded in March 2013. The vessel was delivered to her new owners on April 10, 2013. For the year ended December 31, 2012, loss on sale of vessel of $3.2 million represented a loss on sale of the vessel Star Ypsilon that concluded in February 2012.

In June 2013, we entered into two interest rate swap agreements. The valuation of these as of December 31, 2013, resulted into a non-cash gain amounting to $0.1 million for the year ended December 31, 2013. Gain on derivative instruments for the year ended December 31, 2012, amounted to $0.04 million.

Interest and finance costs for the year ended December 31, 2013, were $6.8 million, while for the year ended December 31, 2012, were $7.8 million. The decrease in our interest expenses was mainly due to decrease in average outstanding debt during the year ended December 31, 2013, amounting to $200.2 million compared to $241.9 million for the year ended December 31, 2012, and due to interest capitalized from general debt during year ended December 31, 2013, amounting to $0.6 million, in relation to advances paid for nine of our newbuilidings which was off-set by an increase in weighted average interest rates for the year ended December 31, 2013, due to the amendment of our loan agreements, reached in December of 2012.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the year ended December 31, 2013 and 2012, was $27.5 million and $19.0 million, respectively. Although the daily TCE rate decreased for the year ended December 31, 2013 to $14,427 from $15,419 for the year ended December 31,2012, the increase in net cash provided by operating activities for the year ended December 31, 2013 was mainly due to a) increase in management fee income from $0.5 million to $1.6 million b) positive movement in working capital of $2.2 million compared to negative movement of $13.5 million for the year ended December 31, 2012 and was offset by $6.45 million regarding gain on time charter agreement termination occurred during the year ended December 31, 2012.

Net cash used in investing activities for the year ended December 31, 2013, was $108.1 million. Net cash provided by investing activities for the year ended December 31, 2012, was $25.5 million. For the year ended December 31, 2013 net cash used in investing activities consisted of $127.8 million paid for advances for our nine newbuilding vessels, acquisitions of second hand vessels and other fixed assets, $8.3 million representing proceeds from sale of the vessel Star Sigma which concluded in March 2013 and under which the vessel was delivered to her new owner on April 10, 2013, a decrease of $7.2 million in restricted cash and insurance proceeds amounting to $4.3 million. Net cash provided by investing activities for the year ended December 31, 2012, consisted of the proceeds from sale of the vessel Star Ypsilon amounting to $8.0 million, a net decrease of $10.6 million in restricted cash, insurance proceeds amounting to $7.0 million and offset by $0.1 million regarding additions to other fixed assets.

Net cash provided by financing activities for the year ended December 31, 2013, was $112.0 million. Net cash used in financing activities for the year ended December 31, 2012, was $46.6 million. For the year ended December 31, 2013, net cash provided by financing activities consisted of gross proceeds from the rights offering and the underwritten public offering amounting to $150.9 million less offering expenses of $4.9 million, loan installment payments and repayments amounting to $33.8 million and payment of financing fees amounting to $0.3 million. For the year ended December 31, 2012, net cash used in financing activities consisted of loan instalment payments and repayments amounting to $42.0 million, payment of financing fees amounting to $0.1 million, cash dividend payments of $3.6 million and $0.9 million paid for the repurchase of 61,730 shares under the terms of the Company’s share re-purchase plan, which expired on December 31, 2012.

Summary of Selected Data

(1)      Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the  number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)     As of the last day of the periods reported

(3)

Average age of operational fleet is calculated as at December 31, 2013 and 2012, respectively.

(4)

Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(5)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(6)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(7)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(8)

Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

(9)

Average per day OPEX per vessel is calculated by dividing Vessel operating expenses by ownership days.

Unaudited Consolidated Statements of Operations

Unaudited Consolidated Condensed Balance Sheets

*As of December 31, 2013, we had $56,030 thousand in cash which included $44,298 thousand free cash and $11,732 thousand restricted cash. Restricted cash consisted of $4,232 thousand deposited in pledged accounts and $7,500 thousand minimum free liquidity required by our loan agreements.

Unaudited Cash Flow Data

EBITDA and Adjusted EBITDA Reconciliation

We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

We excluded amortization of the fair value of above market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash loss related to sale of vessel, change in fair value of derivatives and stock-based compensation expense recognized during the period, to derive adjusted EBITDA. We excluded the above non-cash items to derive adjusted EBITDA because we believe that these non-cash items do not reflect the operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars	3 months ended December 31, 2013	3 months ended December 31, 2012	12 months ended December 31, 2013	12 months ended December 31, 2012
Net cash provided by operating activities	5,064	(476)	27,495	18,999
Net decrease / (increase) in current assets	356	5,230	(4,183)	9,539
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	795	(172)	1,965	3,985
Amortization of fair value of above market acquired time charter agreements	(1,601)	(1,601)	(6,352)	(6,369)
Vessel impairment loss	-	-		(303,219)
Other non-cash charges	1	16	(38)	(67)
Amortization of deferred finance charges	(114)	(127)	(522)	(502)
Stock – based compensation	(444)	(72)	(1,488)	(1,546)
Change in fair value of derivatives	31	-	91	82
Total other expenses, net	1,285	1,736	6,584	7,592
Loss on sale of vessel	-	-	(87)	(3,190)
Gain from Hull & Machinery claim	-	131	1,030	812
EBITDA	**5,373**	**4,665**	**24,495**	**(273,884)**
Less:				
Change in fair value of derivatives	(31)	-	(91)	(82)
Plus:				
Amortization of fair value of above market acquired time charter agreements	1,601	1,601	6,352	6,369
Stock-based compensation	444	72	1,488	1,546
Vessel impairment loss	-	-	-	303,219
Loss on sale of vessel	-	-	87	3,190
Adjusted EBITDA	**7,387**	**6,338**	**32,331**	**40,358**

Conference Call details:

Our management team will host a conference call to discuss our financial results today, March 05th at 11 a.m., Eastern Standard Time (EST).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until March 12th, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". Following the delivery of the newly acquired Star Sirius, Star Bulk will own a fleet of seventeen dry bulk carriers, consisting of five Capesize, two Post Panamax, two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,610,935 deadweight tons and an average age of approximately 8.9 years. In addition, Star Bulk provides vessel management services to fourteen third party dry bulk vessels, including five Capesize, two Post Panamax, two Kamsarmax, two Panamax and three Supramax vessels with a combined cargo carrying capacity of 1,569,255 deadweight tons. We have also entered into agreements for the construction of eleven fuel efficient dry bulk vessels, five Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, with a combined cargo carrying capacity of 1,643,000 deadweight tons. All of the newbuilding vessels are expected to be delivered during 2015 and early 2016.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece

Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President

Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: March 7, 2014	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President